CONFIDENTIAL FOR INFORMATION OF SEC STAFF ONLY

May 15, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, D.C.  20549
Attn:  Amanda Ravitz, Assistant Director

Re:          Intel Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 23, 2012
File No. 000-06217

Dear Ms. Ravitz,

We have received your comment letter dated May 7, 2012.  We have included your original comment below and have provided our response after the comment.

Form 10-K for the year ended December 31, 2011

Comment No. 1

We note your response to prior comment 5. Please further discuss how you considered the microprocessor functionality delineations discussed on pages 3 and 13 in determining that all of your platforms constitute a single class of products under Regulation S-K Item 101(c)(1)(i).

Response to Comment No. 1

Our microprocessors–the central processing unit (CPU) of a computer system–process system data and control other devices within a computer system.  Over 90% of platform revenue generated from the microprocessors identified on page 3 is based upon a single microprocessor architecture.  Using this single microprocessor architecture, our platforms meet the end users’ computing needs by varying the chipset and number of microprocessors on the platform.  We can further enhance the functionality and performance of the platform with additional hardware, software and services.  We categorize our platforms, according to specific features and performance levels, by the brand names identified on page 3.  In summary, while we offer functionality delineations, the core of our products (the CPU) share a single microprocessor architecture and perform the same core processing functions.  That fact, coupled with the factors listed in our previous response, forms the basis of our opinion that our platforms are a single class of products.

 Intel Corporation
P.O. Box 58119
2200 Mission College Blvd.
Santa Clara, CA  95052-8119
(408) 765-8080 direct
www.intel.com

SEC Comment Letter May 2012 Response

United States Securities and Exchange Commission
Division of Corporate Finance
May 2012

With respect to the risk factor on page 13, feature delineations enable us to serve multiple market segments.  We organize and manage our business by operating segments that serve these market segments.  The platforms that are based upon microprocessors identified on page 3 align with our reportable segments:  the PC Client Group reportable segment primarily includes platforms based on Intel Core i3, i5, i7 branded microprocessors and graphics, and the Data Center Group reportable segment primarily includes platforms based on Intel Xeon and Intel Itanium branded microprocessors.  We provide reportable segment revenue on page 5.

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As requested by the staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the 2011 Form 10-K;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment Letter May 2012 Response

United States Securities and Exchange Commission
Division of Corporate Finance
May 2012

If you have further comments, please let us know.  If you have any questions, you may contact Kevin McBride, External Reporting Controller at (971) 226-3987 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

Sincerely,

/s/ Stacy J. Smith
Stacy J. Smith
Senior Vice President, Chief Financial Officer, and Principal Accounting Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Legal and Corporate Affairs and Corporate Secretary

SEC Comment Letter May 2012 Response